UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Calpine Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

131347304

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304		13D

1	Names of Reporting Persons ECP ControlCo, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners GP III, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners III, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners III-A, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners III-B (Volt IP), LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Energy Capital Partners III-C, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Volt Energy Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 131347304		13D

1	Names of Reporting Persons Volt Energy Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person PN

CUSIP No. 131347304		13D

1	Names of Reporting Persons Volt Parent GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 131347304		13D

1	Names of Reporting Persons Volt Parent, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. 131347304	13D

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Calpine Corporation, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 717 Texas Avenue, Suite 1000, Houston, Texas 77002.

Item 2.                                 Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)                                 ECP ControlCo, LLC (“ECP ControlCo”);

(2)                                 Energy Capital Partners III, LLC (“ECP GP”);

(3)                                 Energy Capital Partners GP III, LP (“ECP Fund GP”);

(4)                                 Energy Capital Partners III, LP (“ECP III”);

(5)                                 Energy Capital Partners III-A, LP (“ECP III-A”);

(6)                                 Energy Capital Partners III-B (Volt IP),  LP (“ECP III-B”);

(7)                                 Energy Capital Partners III-C, LP (“ECP III-C” and, together with ECP III, ECP III-A and ECP III-B, the “ECP Funds”);

(8)                                 Volt Energy Holdings GP, LLC (“Volt GP”);

(9)                                 Volt Energy Holdings, LP (“Volt Holdings”);

(10)                          Volt Parent GP, LLC (“Volt Parent GP”); and

(11)                          Volt Parent, LP (“Volt Parent”).

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Energy Capital Partners III, LLC, 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Shares beneficially owned by certain investment funds affiliated with BlackRock, Inc. (the “BlackRock Funds”) and by Canada Pension Plan Investment Board (“CPPIB”) are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between the BlackRock Funds, CPPIB and the Reporting Persons, see Item 6 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 131347304	13D

Item 3.                                 Source and Amount of Funds or Other Consideration.

Volt Holdings obtained the funds to purchase the shares of Common Stock reported herein through capital contributions from its limited partners.

In connection with its entry into the Merger Agreement (as defined below), Volt Parent, Volt Holdings and each of the ECP Funds entered into an Equity Commitment Letter (the “Equity Commitment Letter”) and the parties to the Limited Partnership Agreement (as defined below) (other than the Reporting Persons) have entered into subscription agreements (the “Subscription Agreements”), pursuant to which the parties to such agreements have agreed to contribute an aggregate of approximately $5.187 billion (excluding the implied value of shares of Common Stock owned by Volt Holdings) to Volt Parent at the Effective Time (as defined below) to fund the transactions contemplated by the Merger Agreement.

Volt Holdings has also entered into a Senior Secured Bridge Credit Facility (the “Bridge Facility”) with Barclays Bank PLC (“Barclays”) pursuant to which Barclays has agreed to lend Volt Holdings funds sufficient to allow it to meet its commitment to finance a portion of the acquisition contemplated by the Merger Agreement. Borrowings under the Bridge Facility, if any, may be secured by a security interest in the assets of Volt Holdings, including the shares of Common Stock held by Volt Holdings.

The foregoing description of the Equity Commitment Letter and the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 4.                                 Purpose of Transaction.

Merger Agreement

On August 17, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Volt Parent and Volt Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer surviving as a subsidiary of Volt Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

CUSIP No. 131347304	13D

•                  each share of Common Stock (other than shares held directly by Volt Parent, shares held by the Issuer as treasury stock, shares that are subject to vesting or other applicable lapse restrictions, shares held by any subsidiary of either the Issuer or Volt Parent, shares held by Volt Holdings (which shall remain outstanding after the Merger and become common shares in the surviving corporation of the Merger, such that Volt Holdings owns the same percentage of the surviving corporation immediately following the consummation of the Merger as it owned in the Issuer immediately prior to the consummation of the Merger) and shares pursuant to which dissenting rights under Delaware law have been properly exercised and not withdrawn or lost), will be converted into the right to receive $15.25 in cash, without interest (the “Merger Consideration”);

•                  each of the Issuer’s stock options (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such stock option and (ii) the number of shares of Common Stock subject to such stock option;

•                  each share of the Issuer’s restricted stock outstanding immediately prior to the Effective Time (whether vested or unvested) will be converted into the right to receive the Merger Consideration;

•                  each of the Issuer’s restricted stock units outstanding (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock subject to such restricted stock unit; and

•                  each of the Issuer’s performance stock units outstanding (whether vested or unvested) will be converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock subject to such performance stock unit determined by assuming that performance for the full or cumulative performance period is the higher of the target and actual performance (as determined by the Issuer based upon performance up until the closing of the Merger).

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants of the Issuer relating to (i) the conduct of its businesses in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time; (ii)  the types of transactions during such period that the Issuer may not engage in unless agreed to in writing by Volt Parent; (iii) a meeting of the Issuer’s stockholders for the purpose of obtaining approval of the Merger by the stockholders of the Issuer and (iv) credit ratings and regulatory approvals.

CUSIP No. 131347304	13D

Assuming the satisfaction of the conditions set forth in the Merger Agreement, the transactions contemplated thereby are expected to close in the first quarter of 2018. The consummation of the Merger is subject to a condition that the Merger Agreement be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote in accordance with Delaware law. The consummation of the Merger is also subject to (i) expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of approval from the Federal Energy Regulatory Commission and certain other regulatory consents and approvals, (ii) the absence of any applicable law, executive order, decree, ruling or injunction making illegal, prohibiting, restraining or enjoining consummation of the Merger, and (iii) other customary closing conditions.

The Merger Agreement contains certain termination rights, including, among others, the right of the Issuer to terminate the Merger Agreement to accept a “superior proposal,” subject to specified limitations and payment by the Issuer of a termination fee of $142 million, or $65 million if the Issuer terminates the Merger Agreement in connection with its entry into an alternative transaction agreement providing for a “superior proposal,” subject to certain conditions as specified in the Merger Agreement. The Merger Agreement also provides that Volt Parent will be required to pay the Issuer a reverse termination fee of $335 million or $100 million (the “Reverse Termination Fee”) under specified conditions.  In the event the Reverse Termination Fee becomes payable by Volt Parent, ECP III-A has entered into a limited guarantee with the Issuer to guarantee Volt Parent’s obligation to pay the Reverse Termination Fee to the Issuer and make certain other specified payments to the Issuer, subject to the terms and conditions set forth in the limited guarantee.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Merger Agreement and the Limited Partnership Agreement, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the limitations in the Purchase Agreement, the Reporting Persons or their designee(s) to the Issuer’s board of directors (the “Board”)  may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to

CUSIP No. 131347304	13D

the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.                                 Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 360,670,156 shares of Common Stock outstanding as of July 24, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners III, LLC	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners GP III, LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners III, LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners III-A, LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners III-B (Volt IP), LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Energy Capital Partners III-C, LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Volt Energy Holdings GP, LLC	17,500,000	4.9%	0	17,500,000	0	17,500,000
Volt Energy Holdings, LP	17,500,000	4.9%	0	17,500,000	0	17,500,000
Volt Parent GP, LLC	0	0%	0	0	0	0
Volt Parent, LP	0	0%	0	0	0	0

Volt Holdings is the record holder of 17,500,000 shares of Common Stock.

ECP ControlCo is the sole managing member of ECP GP, which is the general partner of ECP Fund GP, which is the general partner of each of the ECP Funds, which are the sole members of Volt GP which is the general partner of Volt Holdings. Douglas Kimmelman,

CUSIP No. 131347304	13D

Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP ControlCo. As such, each of ECP ControlCo, ECP GP, ECP Fund GP, the ECP Funds, Volt GP, and Messrs. Kimmelman, Lane, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the Common Stock held directly by Volt Holdings. Each such entity or individual disclaims any such beneficial ownership.

ECP GP is also the sole managing member of Volt Parent GP, which is the general partner of Volt Parent.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference. A copy of the Merger Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Limited Partnership Agreement

On August 17, 2017, Volt Parent GP, as general partner of Volt Parent, entered into the Amended and Restated Limited Partnership Agreement of Volt Parent, LP (the “Limited Partnership Agreement”) with the ECP Funds and certain other limited partners (together with the ECP Funds, the “Limited Partners”). The Limited Partnership Agreement provides, among other things, that the principal purpose and business objective of Volt Parent is to invest in the Issuer and that Volt Parent GP shall be empowered to use the capital commitments from the Limited Partners in furtherance of such purpose. As a result of certain provisions of the Limited Partnership Agreement, the Reporting Persons may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with each of CPPIB and the BlackRock Funds. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock beneficially owned by CPPIB or the BlackRock Funds, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by CPPIB, the BlackRock Funds, or any other parties to the Limited Partnership Agreement.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 131347304	13D

Item 7.                                 Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2

Agreement and Plan of Merger, dated as of August 17, 2017, by and among Calpine Corporation, Volt Parent, LP and Volt Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 22, 2017).

3	Equity Commitment Letter.
4	Form of Subscription Agreement.

CUSIP No. 131347304	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 25, 2017

ECP ControlCo, LLC

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

		By:	/s/ Andrew D. Singer
		Name:	Andrew D. Singer
		Title:	Managing Member

CUSIP No. 131347304	13D

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Volt IP), LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Volt Energy Holdings GP, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	General Counsel and Secretary

Volt Energy Holdings, LP
By: Volt Energy Holdings GP, LLC, its general partner

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	General Counsel and Secretary

CUSIP No. 131347304	13D

Volt Parent, LP
By: Volt Parent GP, LLC, its general partner
By: Energy Capital Partners III, LLC, its managing member
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Volt Parent GP, LLC
By: Energy Capital Partners III, LLC, its managing member
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Energy Capital Partners III, LLC 51 John F. Kennedy Parkway, Suite 200, Short Hills, NJ 07078.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Thomas K. Lane	Vice Chairman of Energy Capital Partners	United States
Andrew D. Singer	Partner of Energy Capital Partners	United States
Peter Labbat	Partner of Energy Capital Partners	United States
Tyler Reeder	Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States